Algonquin Power & Utilities Corp. Announces 2017 First Quarter Financial Results

OAKVILLE, Ontario – May 11, 2017 – Algonquin Power & Utilities Corp. (TSX: AQN, NYSE: AQN) (“APUC”) today announced financial results for the first quarter ended March 31, 2017.
First Quarter Financial Highlights
APUC recorded strong first quarter financial results compared to the same period last year, primarily as a result of the acquisition of The Empire District Electric Company ("Empire"):

•	Reported revenue was $557.9 million in the first quarter of 2017, as compared to $341.7 million for the same period in 2016.

•	Reported net earnings attributable to shareholders was $26.0 million or $0.07 per share in the first quarter of 2017, as compared to net earnings of $42.0 million or $0.15 for the same period in 2016.

•	Reported cash provided by operating activities was $83.8 million in the first quarter of 2017, as compared to $53.4 million for the same period in 2016.

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Adjusted Net Earnings[1] of $88.1 million or $0.25 per share were reported in the first quarter of 2017, as compared to Adjusted Net Earnings of $56.1 million or $0.21 per share for the same period in 2016.

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Adjusted Earnings Before Interest, Taxes, Depreciation & Amortization (“Adjusted EBITDA”1) of $254.8 million were reported in the first quarter of 2017, as compared to $147.9 million for the same period in 2016.

•	Adjusted Funds from Operations[1] of $208.9 million were reported in the first quarter of 2017, as compared to $121.8 million for the same period in 2016.
First Quarter Highlights

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On January 1, 2017, APUC successfully completed the acquisition of Empire, a Joplin, Missouri based regulated electric, gas, and water utility that serves approximately 218,000 customers in Missouri, Kansas, Oklahoma, and Arkansas. With the completion of the acquisition, APUC has materially expanded its utility operations in the U.S., now serving approximately 780,000 electric, gas, and water utility customers through its 2,200 employees, and growing its portfolio of regulated and non-regulated power generating facilities to a total generating capacity exceeding 2,900 MW.

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On January 16, 2017, APUC’s Board of Directors approved a 10% dividend increase to a total annual dividend of U.S. $0.4659 per common share, paid quarterly at a rate of U.S. $0.1165 per common share. Management and the Board of Directors believe that the dividend increase is consistent with APUC’s stated strategy of delivering total shareholder return comprised of an attractive current dividend yield and capital appreciation.

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On February 21, 2017, the 150 MW Deerfield Wind Facility achieved its commercial operations date ("COD"). The facility, located in central Michigan, is expected to generate 555.2 GW-hrs of energy annually and has a 20 year power purchase agreement with a Michigan-based electric utility.

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On January 11, 2017, the 10 MW Bakersfield II Solar Facility achieved COD. The facility, located in Kern County, California, is expected to generate 24.2 GW-hrs of energy annually and has a 20 year power purchase agreement with a California-based electric utility.

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On February 15, 2017, the 50 MW Luning Solar Facility achieved COD. The facility, located in Mineral County, Nevada, is expected to generate 144.6 GW-hrs of energy annually and its output is dedicated to satisfying the renewable energy needs of the California-based electric distribution customers of the Liberty Utilities Group.

"We are pleased to report strong first quarter financial and operational results.   The year-over-year growth in our earnings and cash flows are evidence of the continued successful execution against our growth plans and affirm our Board's decision this past January to increase the dividend by 10%; representing our seventh consecutive year of double digit dividend growth," commented Ian Robertson, Chief Executive Officer of APUC. "In addition to successfully closing and welcoming Empire into the Liberty Utilities family, our 150 MW Deerfield Wind Facility and the 50 MW Luning Solar Facility became fully operational during the quarter and will contribute to our results over the balance of the year."
APUC’s supplemental information is available on the web site at www.AlgonquinPowerandUtilities.com.
APUC will hold an earnings conference call at 10:00 a.m. eastern time on Friday, May 12, 2017, hosted by Chief Executive Officer, Ian Robertson and Chief Financial Officer, David Bronicheski.
Conference call details:
Date: Friday, May 12, 2017
Start Time: 10:00 a.m. eastern time
Phone Number: Toll free within North America: 1-800-319-4610 or Toronto: 416-915-3239
Conference ID: Please ask to join the Algonquin Power & Utilities Corp. conference call
Presentation Access: http://services.choruscall.ca/links/algonquinpower20170512.html
For those unable to attend the live call, a digital recording will be available for replay two hours after the call by dialing 1-855-669-9658 or 1-604-674-8052, access code 1321, from May 12, 2017 until May 26, 2017.
About Algonquin Power & Utilities Corp.
APUC is a North American diversified generation, transmission and distribution utility with $10 billion of total assets. Liberty Utilities provides rate regulated natural gas, water, and electricity generation, transmission, and distribution utility services to approximately 780,000 customers in the United States. APUC is committed to being a North American leader in the generation of clean energy through its portfolio of long term contracted wind, solar and hydroelectric generating facilities representing more than 1,300 MW of installed capacity. APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its rate regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D.  APUC's common shares are also listed on the New York Stock Exchange under the symbol AQN.
Visit APUC at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.
For Further Information:
Ian Tharp, CFA
Vice President Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
Telephone: (905) 465-6770
Website: www.AlgonquinPowerandUtilities.com
Caution Regarding Forward-Looking Information and Non-GAAP Financial Measures
Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management's discussion and analysis section of APUC's most recent annual report, quarterly report, and APUC's Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

(1)	Non-GAAP Financial Measures and Use of Non-GAAP Financial Measures
The terms "Adjusted Net Earnings", Adjusted EBITDA, and "Adjusted Funds from Operations" are used in this press release. The terms "Adjusted Net Earnings", Adjusted EBITDA, and "Adjusted Funds from Operations" are not recognized measures under GAAP. There is no standardized measure of "Adjusted Net Earnings", Adjusted EBITDA, and "Adjusted Funds from Operations" and consequently APUC's method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. A calculation, analysis and reconciliation to the nearest GAAP measure of "Adjusted Net Earnings", Adjusted EBITDA, and "Adjusted Funds from Operations" can be found in the Management’s Discussion & Analysis for the quarter ended March 31, 2017.
Adjusted EBITDA
EBITDA is a non-GAAP measure used by many investors to compare companies on the basis of ability to generate cash from operations. APUC uses these calculations to monitor the amount of cash generated by APUC as compared to the amount of dividends paid by APUC. APUC uses Adjusted EBITDA to assess the operating performance of APUC without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition costs, litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests and gain or loss on foreign exchange, earnings or loss from discontinued operations and other typically non-recurring items. APUC adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the Company. APUC believes that presentation of this measure will enhance an investor’s understanding of APUC’s operating performance. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with GAAP.
Adjusted Net Earnings
Adjusted Net Earnings is a non-GAAP measure used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or litigation expenses that are viewed as not directly related to a company’s operating performance. APUC uses Adjusted Net Earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations and other typically non-recurring items as these are not reflective of the performance of the underlying business of APUC. APUC believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. It is not intended to be representative of net earnings or loss determined in accordance with GAAP, which can be impacted positively or negatively by these items.
Adjusted Funds from Operations
Adjusted Funds from Operations is a non-GAAP measure used by investors to compare cash flows from operating activities without the effects of certain volatile items that generally have no current economic impact or items such as acquisition expenses that are viewed as not directly related to a company’s operating performance. APUC uses Adjusted Funds from Operations to assess its performance without the effects of (as applicable): changes in working capital balances, acquisition expenses, litigation expenses, cash provided by or used in discontinued operations and other typically non-recurring items affecting cash from operations as these are not reflective of the long-term performance of the underlying businesses of APUC. APUC believes that analysis and presentation of funds from operations on this basis will enhance an investor’s understanding of the operating performance of its businesses. It is not intended to be representative of cash flows from operating activities as determined in accordance with GAAP, which can be impacted positively or negatively by these items.